The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

January 30, 2009

Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3265
Fax Number: (202) 772-9368

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-144677
Filed October 14, 2008

Dear Mr. Brown,

In response to your comment letter dated November 10, 2008, Coil Tubing Technology Holdings, Inc. (the “Company,” “CTT,” “we,” and “us”) has provided its responses below. We have also enclosed three red-lined copies of the Amended Registration Statement to assist you in your review.

General

1.           We note your response to our prior comment 2. We reissue this comment as it relates to our comment 3(b) from the comment letter dated October 24, 2007 referring to the business or businesses of Grifco prior to the IPMC acquisition. Please include the information provided us in your supplementary response filed December 12, 2007 on the front of the prospectus on page 5.

RESPONSE:

The Company has revised the front of the prospectus with the information you have requested.

Risk Factors, page 13

2.           Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "there can be no assurance," "we cannot assure you," and "it is uncertain."

RESPONSE:

The Company has revised the Registration Statement as you have requested.

A Significant Amount of Our Revenues Are Due..., page 17

3.           We note that Weatherford and Thru Tubing Solutions make up the majority of your revenues for both 2006 and 2007. We also note that you disclosed that both Weatherford and Thru Tubing Solutions are your competitors. See Coil Tubing Industry, page 48. Please address the risk in your risk factors section that the significant majority of your revenues are derived from your competitors.

RESPONSE:

The Company has revised the Prospectus to include a risk factor as you have requested.

Item 26. Recent Sales of Unregistered Securities, Page 66

4.           We note that various sales of securities were made in 2005 and 2006, as disclosed in the "Coil Tubing Material Stock Transactions" on page 41. Please provide the information required in Item 701 of Regulation S-K. In particular, for each material stock transaction, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

RESPONSE:

The Company has updated its disclosures with the information requested.

Financial Statements for Years Ended December 31.2007 and 2006 Note 2 - Restatement, page F-l4

5.           We note your response to prior comment 11 and your 2006 financial statement restatement to reflect the remaining push down accounting effects of your acquisition by Grifco International, Inc. in March 2005. Please expand your disclosure to summarize all amounts that were pushed down and explain how you arrived at the 2006 adjustment amounts and restated ending balances.

RESPONSE:

The Company has revised Note 2 to the audited financials to reflect the original acquisition in March 2005.

The purchase price allocation in connection with the acquisition of CTTH by Grifco was as follows:

Cash	$2,932
Accounts receivable, net	20,289
Rental tools	298,731
Property and equipment	8,526
Goodwill	283,068
Accounts payable	(18,780)
Notes payable	(84,766)
Total purchase price	$510,000

The restatements for the “push-down” were based on the original purchase price allocation plus the subsequent operating activities of the Company. See certain reconciliations and roll forwards below the restated balances.

		As originally
	Opening	reported	Pushdown Journal Entries
	entry	no pushdown			Restated
	3/20/2005	12/31/06	DR.	CR.	12/31/2006
Cash	$2,932	$154	$-	$-	$154
Accounts receivable, net	20,289	58,806	-	-	58,806
Machinery & Equipment	8,526	86,352	-	27,239	59,113
Accumulated depreciation	-	-	-	9,462	(9,462)
Rental tools	298,731	619,012	-	136,121	482,891
Accumulated depreciation	-	(376,806)	239,570	-	(137,236)
Goodwill	283,068	-	-	-	-
	$613,546	$387,518			$454,266
Accounts payable and accrued expenses	$18,780	$6,118	-	53,925	$60,043
Loans payable - officer	84,766	2,800	-	-	2,800
Common stock	20,000	5,100	-	14,900	20,000
Additional paid in capital	490,000	1,028,930	-	488,132	1,517,062
Accumulated deficit	-	(655,430)	490,209	-	(1,145,639)
	$613,546	$387,518	729,779	729,779	$454,266

Fixed Asset Rollforward Cost: The recalculation below is shown to present the activity of machinery and equipment and rental tools from March 20, 2005 through December 31, 2006. Note the opening balances agree to the initial purchase price allocation and the ending balances agree to the restated balance at December 31, 2006.

	Balance		Balance		Balance
	3/20/2005	Purchases	12/31/2005	Purchases	12/31/2006
Machinery & Equipment	8,526	3,870	12,396	46,719	59,115
Rental tools	298,731	62,053	360,784	122,107	482,891

The reconciliation of accumulated deficit is as follows:
As originally recorded	(655,430)
Reverse accumulated deficit	655,430
Record net loss for 2005	(426,608)
Record net loss for 2006	(719,031)
Accumulated deficit at 12/31/06	(1,145,639)

The reconciliation of additional paid in capital is as follows:
As originally recorded	1,028,930
Reverse additional paid in capital	(1,028,930)
Record investment by Grifco.	490,000
Record contributions from shareholders 2005	332,974
Stock-based compensation 2006	193,600
Record contributions from shareholders 2006	500,488
Additional paid-in capital at 12/31/06	1,517,062

Note 9 - Stockholders' Equity, page F-20

6.           We note your response to prior comments 8 and 9, explaining your reasons for assigning a $1,000 fair value, which equals par value, to the 1 million Series A preferred shares that you issued in June 2007 to Mr. Swinford, which gave him a perpetual 51% voting interest, regardless of all other outstanding voting shares; also clarifying that you determined the 1 million common shares that you issued to Mr. Swinford in conjunction with his July 1, 2007 Employment Agreement had a $1,000 fair value.

Tell us whether the Series A preferred shares include an economic interest in addition to the voting interest; and explain how you were able to equate the value of the Series A preferred shares with an equivalent number of common shares. As for your valuation of common shares, it appears you are suggesting a value of $21,000 for the entire company, if these shares represent 100% of the economic ownership interest. Please submit the analysis that you performed, showing how the $1,000 fair value for these shares is consistent with the estimated fair value of your company, giving consideration to the economic interests of other shareholders and the Series A preferred shares.

RESPONSE:

The Company has since hired a third party valuation expert to assist it in the valuation of the Series A preferred stock and common stock shares issued to Mr. Swinford. The valuation considered Mr. Swinford’s voting interests as well as the value of the Company and other shareholders economic interests. We valued the Series A preferred stock at $55,700 and the common stock at $24,000 based on the valuation, accordingly, we have restated the December 31, 2007 financial statements to reflect our valuations.

7.           We note that you have not complied with prior comment 10, regarding the question of whether you would need to recognize compensation expense in conjunction with the May 2007 issuance by Coil Tubing Technology, Inc. (the parent entity) of preferred stock to Mr. Swinford, pursuant to the guidance in SAB Topic 1 :B. Instead, you referred to your response to prior comment 8. However, that comment concerned your accounting for the Series A preferred shares that you issued in June 2007, not to the preferred shares issued by the parent entity one month earlier. We reissue prior comment 10.

RESPONSE:

The Company hired a third party valuation expert to assist it in the valuation of the Series A preferred stock issued to Mr. Swinford by Coil Tubing Technology, Inc. (the Parent company). The Company valued the Series A preferred stock (parent company) at $39,600 and accordingly has restated the December 31, 2007 financial statements to reflect such valuation.

Note 11 - Discontinued Operations, page F-21

8.           We note your response to prior comment 7 and your disclosure regarding the reverse spin-off, in which you concluded that the reverse spin-off had no impact since your parent company had no assets, liabilities and operations for 2005 through 2007.

Please explain how you arrived at such conclusion in light of your parent company's issuance of Series A preferred shares to Mr. Swinford in May 2007, referred to in the preceding comment, and your disclosures in Note 4 on page F-8 and Note 9 on page F-20 that you received several capital contributions from your parent from 2006 through June 2008 with proceeds generated from sales of your parent's permanent equity instruments. Please submit your parent-only financial statements for our review.

RESPONSE:

The Company has submitted its parent only financial statements for your review supplementally.

Other than the majority ownership of Coil Tubing Technology Holdings, Inc. (“CTTH”) the Company’s parent company, Coil Tubing Technology, Inc. (“CTT”), has no other assets or liabilities. CTT did record stock compensation and impaired its investment in CTTH. Only the stock compensation was recorded in discontinued operations since the investment in subsidiary would eliminate upon consolidation. There were no other assets held by CTT since amounts raised were immediately advanced to CTTH.

The Company has revised its disclosure to reflect its parent company’s activities which were stock compensation. The stock compensation was recorded in discontinued operations for the year ended December 31, 2007 and 2006.

The Company believes that it has appropriately recorded the spin-off based on its analysis of EITF 02-11. The Company specifically considered EITF 02-11 “Accounting for Reverse Spin-offs,” paragraph 9 and analyzed the following indicators that a spin-off should be accounted for as a reverse spin-off.

The following is a summary of the Company’s analysis as of December 31, 2007:

Indicators:	Parent	Subsidiary	Larger Entity
Size:
Assets	$-	$813,166	Subsidiary
Revenues	$-	$900,427	Subsidiary
Earnings before taxes	$(540,600)	$(474,141)	Subsidiary, due to it being an operating entity

Fair value	$356,000	$501,000	Subsidiary

Senior management	Jerry Swinford	Jerry Swinford	Same

Length of time held	Will continue to be a delinquent reporting shell company	To be operated as a public reporting company	Subsidiary

Tax planning is not a driver in the spin-off.

Undertakings, page 67

9.           We note that you provided undertakings that still refer to your status as a small business issuer. Please revise your undertakings to comply with the recent amendments.

RESPONSE:

The Company has updated its undertakings as you have requested.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate